Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: March 8, 2021

The following is an article published by the Irish Times on March 5, 2021.

The Irish Times

Steve Cutler: ‘People understand what a clinical trial is now’
Interview: Icon CEO on Covid-19 clinical trials and business acquisitions

By Dominic Coyle

In the middle of a pandemic, everyone just assumed companies running clinical trials on vaccines had more than enough to occupy them. The pharma companies might be grabbing the headlines as they raced to deliver a vaccine against a killer virus, but it was the clinical trials companies that did much of the heavy lifting.

They were the ones getting the vaccines through millions of dollars worth of testing in tens of thousands of volunteers to prove that the vaccines – some using never before seen approaches to vaccine development – actually worked. And, more importantly, did so safely.

So when Dublin-based Icon, already one of the world’s big players in the clinical research sector, announced it was taking over US-based PRA Health Services in a $12 billion cash and stock deal, it was a moment to sit up and take notice.

But as Icon chief executive Steve Cutler sees it, Covid merely confirmed a decision the company had already reached.

“We went very close to making a significant acquisition about four years ago when I first came into the job. And over that period of time, we’ve been you know, looking at the market, looking at our competitors,” he says. That research identified PRA as a possible target, a strong competitor but, in Cutler’s words, a good cultural fit.

“We could have actually executed this deal a year ago, but we decided obviously with the pandemic it wasn’t the right time,” he says. Covid, if anything, proved the case, with both groups gaining momentum through the pandemic and an appreciation of how their technology could help them capitalise on a changing approach to how trials are conducted.

Trials are a costly business that can account for up to half of a drug’s development costs. Getting them wrong is costly both in time and reputation – even for successful drugs. As AstraZeneca discovered, even minor inconsistencies in data or methodology can have repercussions. And given the cost of drug development, that’s a significant issue.

Pfizer vaccine

But Dublin-based Icon had delivered. As the clinical trials operator behind the first vaccine to get across the line –Pfizer/BioNTech’s BNT 162b2 – it was riding high. Cutler says the company, and its staff, are very proud of having been “instrumental really in getting the first vaccine to market”.

The research business was founded 30 years ago by two scientists, Ronan Lambe and John Climax, after they had been made redundant with the collapse of another business. At a time when many pharma groups conducted their own research in-house, the two men saw that the future for drug development would involve outsourcing clinical research and trials.

Resolutely low-key, Icon has expanded steadily since, taking a Nasdaq listing in 1998. But the PRA acquisition is a quantum leap for the business. It lifts Icon from big league players to industry leaders.

Ireland has had bigger deals before, but not many. And most of those have involved companies that had located here for tax advantage – companies like Allergan, Shire and Willis Towers Watson – not homegrown operations like Icon.

Cutler told analysts announcing the deal, the merged group will be either #1 or #2 in key clinical market segments and will have formal strategic partnerships with a majority of the top 20 biopharma companies.

Consolidation

There has been talk for some time about the need for consolidation in the clinical research sector but everyone had assumed that would wait until the Covid-19 dust had settled and companies had digested the experience of the past 12 months and how that might affect the way the sector operates going forward. Not least as a host of trials are still ongoing both for new Covid vaccine candidates and tweaked versions of already approved ones to address new variants that were emerging.

So what does PRA bring to the partnership? What does it have that Icon needed?

“The first and obvious thing is scale,” says Cutler. “In our industry, having a breadth and depth of resource across the globe is important to be able to develop drugs and manage patients in clinical trials.”

The merged company boasts over $6 billion in annual revenues and 35,000 staff worldwide, including 1,000 at Icon’s base in Dublin, which becomes the headquarters for the enlarged business – even if it is not yet clear whether it will retain the name.

America will continue to be the focus. While Icon’s business is currently split evenly between the US and Europe (with the rest of the world accounting for 20 per cent), around two-thirds of all mandates come from US pharma companies. That reality is reflected in the fact that Cutler, like his predecessor Ciaran Murray is largely based over there.

However, the acquisition will double Icon’s resources in the important Japanese market and in China.

Where Icon previously had strategic partnerships – arrangements that deliver substantial work and revenues – with 40 percent of the top pharma players, the enlarged group will have such relationships with 60 per cent.

“We are a very substantial player in the clinical development landscape, in the clinical trials game, you know. We’re [now] really number one or two in all the key clinical market segments, so, we’re in the conversation” when pharma companies are looking at who to manage the critical trials side of drug development.

Technology

“The second thing they bring is technology that we didn’t have or we didn’t have as strongly as they do,” Cutler says. This includes mobile health technology to manage decentralised trials that have been essential during Covid and now appear to be the way forward for the industry more generally.

PRA also has a data network that will allow the enlarged Icon to source all-important patient volunteers for clinical trials.

Cutler has argued for a long time that one of the biggest restraints on clinical trials is the shortage of patient volunteers. He says that, in his 20-30 years in the industry, just 3-5 per cent of people say that they have been involved in a clinical trial.

“If there is one thing I could do to improve the efficiency of the trial process, it would be to get more patients into a clinical trial,” he said at an industry conference. Covid, he thinks, has fundamentally reset the bar.

“The fact is, people understand what a clinical trial is now. The whole understanding of the clinical trial processes has risen exponentially over the last year or so, as people are seeing the vaccines come to market,” he says.

The pandemic has also seen the sector tap technology that allows trials to be run in a decentralised fashion. “Patients who, in the past, didn’t have the time or weren’t willing to make the fairly substantial sacrifice in terms of personal time to travel to a site. They can be part of clinical trials.”

Financials

From a shareholder perspective, Cutler says, the PRA deal is expected to add immediately to the company’s bottom line, with double digit growth in earnings in its first full year, growing to more than 20 per cent over time.

His team have pencilled in $150 million of cost savings that can be made with the merger of the two groups . Another bonus will be a lower tax charge for earnings from the PRA side of the business as it will benefit from Ireland’s lower corporate tax rate.

Icon expects the effective tax rate on the merged business will be around 14 per cent. that compares to around 23 per cent currently for PRA and 17 per cent between the two businesses when the deal closes later this year. Like the cost savings, Cutler and his team expect the full benefit to materialise around four years from now.

On the revenue side, the target is for high single-digit growth on the back of continuing strong market demand, the expanded relationships with large pharma companies as well as a growing base of midsized customers.

In terms of leverage, net debt will be 4.5 times adjusted earnings before interest, tax, depreciation and amortisation (Ebitda) following the takeover. Icon expects that the “robust” cash flows it will generate will bring that down to around 2.5 times Ebitda by the end of 2023.

Challenges

Before making his mark in the world of drug development, Cutler was a top international rugby player towards the end of the amateur era – part of the squad that won Australia’s first World Cup. Did the intensity on the playing field prepare him at all for his current role?

“Rugby is a contact sport, the kind of sport where you don’t have much protection in terms of pads and helmets as you do in the United States. But that’s a little bit like the CROs [clinical research organisations] in some ways, it’s a bit of a contact business. You have to be resolute; you have to be resilient. You win one, you lose one sometimes. You have to present your best face every day that has its challenges.”

He accepts integrating the two organisations will be a challenge, probably the biggest of his career so far.

“The integration process in the next maybe four years will be something that we have to focus on every. As I said to the board, this could be a challenging time but we love challenges, we’ve generally thrived on challenges.

“I believe we’ll look back in three to five years’ time and say this was a really, really good deal to do. And we are in a much better position having done this deal than we would be if we just remained as a standalone entity.”

In the meantime, Covid hasn’t gone away.

“Icon still has around 1,000 people working on the ongoing Pfizer / BioNTech trial. That trial and derogations of that trial continue on and will continue on for a couple of years really. There’s still work to go in that area.

“We’re also working on a couple of other large vaccine trials that we can’t be specific about who the customers are. But we continue to work in that space.

“We’re also working in a number of treatment protocols – people who are actually being treated [for Covid] rather than [taking] the vaccine in the preventive manner. So, we have over 100 projects going in the Covid space.”

Between that and overseeing the merging of the businesses, the 60-year-old Cutler has plenty to keep him focused for the foreseeable future.

Name: Steve Cutler
Age: 60
Position: Chief executive, Icon plc
Family: Married to Carolyn for 31 years, they have two adult children, Ben and Emily
Interests: Away from the lab and the office, he enjoys golf, rugby, DIY and reading, mostly non-fiction.
Something That Might Surprise: Cutler was an Australian second-row forward in rugby, winning 40 caps for his country and part of the first Australian squad to win the Rugby World Cup.

Published at: https://www.irishtimes.com/business/health-pharma/steve-cutler-people-understand-what-a-clinical-trial-is-now-1.4501410

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.